FORM 4
/ /	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
	Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Yahoo! Inc.				Launch Media, Inc. (LAUN)				Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	IRS Identification Number of Reporting Person, if an entity (Voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	701 First Avenue				77-0398689		07/2001

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable) X Form filed by One Reporting Person Form filed by More than One
	Sunnyvale,	California	94089						Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
											(Instr. 3 and 4)
				Code	V		Amount	(A) or (D)	Price

	Common Stock		7/20/01	N/A(1)			0 (1)	N/A(1)	N/A(1)		0 (1)		N/A(1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (3-99)

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FORM 4 (continued)	Table II—Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

Stock Option (right to buy)			$0.92 (2)		7/20/01		(2)			3,000			(2)	(2)

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	3,000				3,660,912		D

Explanation of Responses:

(1) In connection with the execution and delivery of an Agreement and Plan of Merger dated June 27, 2001 (the "Merger Agreement") among Jewel Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Yahoo, Inc., a Delaware corporation ("Yahoo!"), Yahoo! and Launch Media, Inc., a Delaware corporation ("Launch"), pursuant to which Purchaser will offer to purchase all of the outstanding shares of common stock of Launch (the "Offer"), and to increase the likelihood that greater than 50% of the outstanding shares of Launch common stock will be tendered in the Offer and the transactions contemplated by the Merger Agreement, Purchaser, Yahoo! and certain stockholders of Launch (the "Stockholders") entered into Stockholders Agreements, each dated June 27, 2001 (together, the "Stockholders Agreements"). Pursuant to the Stockholder Agreement, the Stockholders have granted to Yahoo!, or any of its nominees, an irrevocable proxy to vote such Stockholders' shares of Launch Common Stock (whether then owned or thereafter acquired) in respect of any matter related to the approval and adoption of the merger contemplated by the Merger Agreement at every meeting of the stockholders of Launch, however called. As a result of the grants of this irrevocable proxy to vote, (i) as of June 27, 2001, Yahoo! may be deemed to be a beneficial owner, for purposes of determining status as a 10% holder, of 3,657,912 shares of Launch's common stock beneficially owned by the Stockholders and (ii) following the issuance of an additional 3,000 shares of Launch common stock to certain Stockholders on July 20, 2001, as of July 20, 2001 Yahoo! may be deemed to be a beneficial owner, for purposes of determining status as a 10% holder, of 3,660,912 shares of Launch's common stock beneficially owned by the Stockholders. The Stockholders Agreements are attached as exhibits to the Schedule 13D filed by Yahoo! on July 9, 2001, and are incorporated herein by reference.

(2) Pursuant to the Stockholders Agreements, the Stockholders have also granted to Yahoo! an irrevocable option (the "Launch Securities Option") to purchase their shares of Launch common stock (whether then owned or thereafter acquired) at a price per share equal to $0.92 per share, net to the Stockholder in cash, or any higher price paid or to be paid by Yahoo! or Purchaser pursuant to the Offer or the merger contemplated by the Merger Agreement. Pursuant to the Launch Securities Option set forth in the form of Stockholders Agreement executed by the officers and directors of Launch, certain related entities of such officers and directors, and certain other stockholders of Launch (but not including The Phoenix Partners III Liquidating Trust, The Phoenix Partners IV Limited Partnership and The Phoenix Partners IIIB Limited Partnership), such option becomes exercisable, in whole but not in part, for all shares of Launch common stock subject thereto (i) if such shares of Launch common stock were not tendered in the Offer pursuant to the terms of the Stockholders Agreement or (ii) in certain circumstances upon the termination of the Master Agreement. Pursuant to the Launch Securities Option set forth in the form of Stockholders Agreement executed by The Phoenix Partners III Liquidating Trust, The Phoenix Partners IV Limited Partnership and The Phoenix Partners IIIB Limited Partnership, such option becomes exercisable, in whole but not in part, for all shares of Launch common stock subject thereto if such shares of Launch common stock were not tendered in the Offer pursuant to the terms of the Stockholders Agreement. Subject to certain exceptions set forth in the Stockholders Agreements, the Launch Securities Option shall terminate immediately upon the earlier to occur of (i) (A) 60 days following a termination of the Merger Agreement by Yahoo! upon the occurrence of any of the events described in Section 8.1(c) of the Merger Agreement that would allow Yahoo! to terminate the Merger Agreement (but without the necessity of Yahoo! having terminated the Merger Agreement), any termination of the Merger Agreement by Launch pursuant to Section 8.1(f) thereof shall have occurred, or any termination of the Merger Agreement by Yahoo! pursuant to Section 8.1(c) thereof shall have occurred (but only by reason of the failure of a Minimum Condition (as defined in the Merger Agreement) or the occurrence of any event set forth at paragraphs (d) or (f) of Annex I to the Merger Agreement) and (B) contemporaneously with the termination of the Merger Agreement in accordance with its terms other than as set forth in clause (i)(A), whichever of clauses (A) and (B) as shall be applicable or (ii) the Effective Time (as defined in the Merger Agreement). In the event that Purchaser shall accept and pay for shares of Launch common stock in the Offer without a Stockholder tendering such Stockholder's shares of Launch Common Stock in accordance with the terms of the Stockholders Agreements, then the Launch Securities Option shall remain exercisable for a period of 60 days following such acceptance for payment, irrespective of any other term of the Stockholders Agreements.

	/s/ Susan L. Decker	August 10, 2001
**	Intentional misstatements or omissions of facts constitute Federal Crime Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	**Signature of Reporting Person Senior Vice President, Finance and Administration and Chief Financial Officer of Yahoo! Inc.	Date

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